August 2008 Preliminary Terms No. 755 Registration Statement No. 333-131266 Dated August 14, 2008 Filed pursuant to Rule 433

I N T E R E S T   R A T E   S T R U C T U R E D   P R O D U C T S

Senior Fixed Rate Step-Up Callable Notes due August 29, 2018
Global Medium Term Notes, Series F

We, Morgan Stanley, have the right to redeem the notes on any redemption date, beginning August 29, 2011. The amount of interest payable on the notes will increase in increments after the first four years and every three years thereafter.   We describe the basic features of these notes in the sections of the accompanying prospectus called “Description of Debt Securities – Description of Fixed Rate Debt Securities” and prospectus supplement called “Description of Notes,” subject to and as modified by the provisions described below.

PRELIMINARY TERMS
Issuer:	Morgan Stanley	Issuer Ratings:	Moody’s: A1 (stable) / S&P: A+ ( negative outlook)*
Aggregate principal amount:	$ . We may increase the aggregate principle amount prior to the original issue date but are not required to do so.
Stated principal amount:	$1,000
Issue price:	$1,000 (100%)
Pricing date:	August , 2008
Original issue date:	August 29, 2008
Interest accrual date:	August 29, 2008
Maturity date:	August 29, 2018
Interest rate:
6.00%, from and including the original issue date to but excluding August 29, 2012
7.00%, from and including August 29, 2012 to but excluding August 29, 2015
10.00%, from and including August 29, 2015 to but excluding August 29, 2018

Interest payment period:	Quarterly
Interest payment dates:
Each February 28 (or February 29 in a leap year), May 29, August 29 and November 29, beginning November 29, 2008; provided that if any such day is not a business day, that interest payment will be made on the next succeeding business day and no adjustment will be made to any interest payment made on that succeeding business day.

Day-count convention:	30/360
Redemption:
Beginning August 29, 2011, we have the right to redeem all of these notes on any redemption date and pay to you 100% of the stated principal amount per note plus accrued and unpaid interest to but excluding the date of such redemption. If we decide to redeem the notes, we will give you notice at least 10 calendar days before the redemption date specified in the notice.

Redemption percentage at redemption date:	100%
Redemption dates:	Quarterly on each February 28 (or February 29 in a leap year), May 29, August 29, and November 29, beginning on August 29, 2011
Specified currency:	U.S. dollars
Trustee:	The Bank of New York (as successor trustee to JPMorgan Chase Bank, N.A.)
Calculation agent:	The Bank of New York
Listing:	The notes will not be listed on any securities exchange.
Denominations:	$1,000 / $1,000
CUSIP:	61745EN80
Book-entry or certificated note:	Book-entry
Business day:	New York
Agent:	Morgan Stanley & Co. Incorporated
Commissions and Issue Price:	Price to Public	Agent’s Commissions(1)	Proceeds to Company
Per Note:	100%	%	%
Total:	$	$	$

(1)	For additional information, see “Plan of Distribution” in the accompanying prospectus supplement.

* On August 11, 2008, Moody’s Investors Service lowered the issuer’s rating from ‘Aa3’ to ‘A1.  Both ratings listed above have been assigned to the issuer and reflect each rating agency's views of the likelihood that we will honor our obligation to pay the principal amount at maturity and the interest, if any, payable under the terms of the notes and do not address the price at which the notes may be resold prior to maturity, which may be substantially less than the issue price of the notes. The ratings assigned by the rating agencies reflect only the views of the respective rating agencies, are not recommendations to buy, sell or hold the notes and are subject to revision or withdrawal at any time by such rating agencies in their sole discretion. Each rating should be evaluated independently of any other rating.

You should read this document together with the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below, before you decide to invest.

Amendment No. 1 to Prospectus Supplement dated July 24, 2007                                                                                 Prospectus dated January 25, 2006

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

FWP: MSPRB0707001

Senior Fixed Rate Step-Up Callable Notes due August 29, 2018

Supplemental Information Concerning Plan of Distribution

We expect to deliver the notes against payment therefor in New York, New York on August 29, 2008, which will be the                             scheduled business day following the date of the pricing of the notes.  Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise.  Accordingly, purchasers who wish to trade notes on the date of pricing or on or prior to the third business day prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

August 2008	Page 2